SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
to
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

QUIKSILVER, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)

74838C106
(CUSIP Number of Class of Securities – Underlying Common Stock)

Charles S. Exon
Chief Administrative Officer, General Counsel and Secretary
Quiksilver, Inc.
15202 Graham Street
Huntington Beach, California 92649
(714) 889-2200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Paul A. Rowe, Esq.
O’Neil LLP
19900 MacArthur Boulevard, Suite 1050
Irvine, California 92612
(949) 798-0500
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,387,805	$741

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 4,105,852 shares of the issuer’s common stock and have an aggregate value of $10,387,805 as of April 16, 2010, calculated based on a Black-Scholes option pricing model.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$741	Filing Party: Quiksilver, Inc.
Form or Registration No.:	005-39442	Date Filed: April 19, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 13d-1(d) (Cross-Border Third Party Tender Offer)

ITEM 4. TERMS OF THE TRANSACTION
SIGNATURE

EXPLANATORY NOTE
This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on April 19, 2010 relating to an offer by Quiksilver, Inc., a Delaware corporation (the “Company” or “Quiksilver”), to certain employees and consultants, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.01 per share (the “Exchange Offer”), on the terms and conditions set forth in the Offer to Exchange Certain Stock Options for New Stock Options, dated April 19, 2010 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO.
This Amendment No. 1 is filed to report the results of the Exchange Offer by amending only the item of the Schedule TO included below, and unaffected items are not included herein. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO. All defined terms used in this Amendment No. 1 have the same meaning as in the Offer to Exchange.
ITEM 4. TERMS OF THE TRANSACTION.
Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:
The Exchange Offer expired at 5:00 p.m., Pacific Time, on May 17, 2010. Pursuant to the Exchange Offer, 3,754,352 eligible stock options were tendered, representing 91% of the total stock options eligible for exchange in the Exchange Offer. On May 18, 2010, the Company granted an aggregate of 2,058,007 new stock options in exchange for the eligible stock options surrendered in the Exchange Offer. The exercise price of the new stock options is $5.08 per share, which was the closing price of Quiksilver’s common stock on May 18, 2010 as reported by the New York Stock Exchange.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUIKSILVER, INC.
By:	/s/ Joseph Scirocco
Joseph Scirocco
Chief Financial Officer

Date: May 18, 2010